SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Redwood Empire Bancorp

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

757897-10-3

(CUSIP Number)

Dean C. Hoffrogge  2104 Hastings Avenue, Suite 200 Newport, MN 55055

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

05/16/03

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757897-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). B. John Barry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 905,443

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 905,443

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 905,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.84%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The securities to which this Schedule 13D relates are the shares of common stock, no par value (the "Common Stock"), of Redwood Empire Bancorp (the "Issuer"). The address of the Issuer's principal executive offices is 111 Santa Rosa Avenue, Santa Rosa, CA 95404.

Item 2.	Identity and Background
	(a)	B. John Barry
	(b)	Residence address; 18 Wild Dunes Court, Las Vegas, NV 89113
	(c)	Occupation: Executive Business address: 2104 Hastings Avenue, Newport, MN 55055
	(d)	None
	(e)	None
	(f)	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration
All funds used for the acquisition of the shares of the issuer were the personal investment funds of Mr. Barry.

Item 4.	Purpose of Transaction
The purpose of Mr. Barry's acquisition of the shares of the issuer is for investment. Mr. Barry may acquire additional shares or dispose of some or all of his shares.

Item 5.	Interest in Securities of the Issuer
(a)	Aggregrate number of shares: 905,443 shares of Common Stock, no par value. Percentage owned: 26.84%.
(b)	The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock.
(c)

Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a)

	Date	# of shares	Price	How affected
	05/15/03	4,500	$28.10	Open Market Purchase
	05/16/03	46,142	$28.11	Open Market Purchase
	05/19/03	9,900	$28.5286	Open Market Purchase
	05/20/03	1,400	$28.40	Open Market Purchase

(d)	Not Applicable
(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Person, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the Shares, including but not limited to transfer or voting of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2003
Date
/s/ B. John Barry
Signature

Name/Title